Exhibit 99.71

News Release July 7th, 2025

Santacruz Silver Announces Payment to Glencore of US$7.5 Million Under Acceleration Plan

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V: SCZ) (OTCQX: SCZMF) (FSE: 1SZ) (“Santacruz” or the “Company”) is pleased to announce that it has made the third payment of US$7.5 million to Glencore as part of the Company’s previously announced plan to exercise its Acceleration Option and satisfy the Base Purchase Price related to the Bolivian assets acquisition.

This third payment of US$7.5 million follows the initial US$10 million payment made on March 20, 2025, and the second payment of US$7.5 million completed thereafter. It is part of a structured payment plan totaling US$40 million to be completed by October 31, 2025. The plan is expected to generate US$40 million in savings and underscores the Company’s commitment to financial discipline and long-term value creation.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “We are pleased to continue delivering on this strategic plan, which reflects our disciplined financial approach. This third payment to Glencore highlights our ability to meet our obligations while preserving a strong balance sheet and liquidity position. With US$15 million remaining under the payment plan, we remain committed to generating long-term shareholder value through prudent capital management and operational excellence.” Mr. Préstamo added: “We extend our sincere thanks to Glencore for their continued support and collaborative spirit throughout this process. Our strong relationship with Glencore remains a key asset as we advance our strategic priorities in Bolivia and beyond.”

Please refer to the Company’s October 3, 2024, March 20, 2025, and May 6. 2025, news releases for details on the payment structure for the Bolivian assets acquisition.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo Elizondo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the Company’s payment of the Acceleration Option.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks that the Company may not have sufficient funds to exercise the Acceleration Option, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company will that Company will have sufficient funds to exercise the Acceleration Option prior to the end of October, 2025.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.